VIA EDGAR AND FACSIMILE TO (202) 772-9198
May 26, 2011
Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Re:	SurModics, Inc. Form 10-K for Fiscal Year Ended September 30, 2010 Form 10-Q for the Quarter Ended December 31, 2010 File No. 000-23837
Dear Mr. Rosenberg:
     On behalf of SurModics, Inc. (the “Company”), we are responding to your letter dated May 12, 2011 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our response to your letter dated April 13, 2011 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2010 filed by the Company on December 14, 2010, and our Form 10-Q for the quarter ended December 31, 2010 filed by the Company on February 4, 2011. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the May 12 letter is restated in italics prior to the response to such comment.
Notes to Consolidated Financial Statements
9. Commitments and Contingencies, page F-28
1. You disclose that at September 30, 2010, the sellers of SurModics Pharmaceuticals, Inc. were still eligible to receive up to $16.3 million of additional consideration through “calendar” 2011. On page 43, you further disclose that you are likely to incur certain milestone payments, totaling $5.7 million in “fiscal” 2011, of which $800,000 was initially recognized in the quarter ended December 31, 2010. Please reconcile the difference between the $5.7 million that you anticipate incurring in “fiscal” 2011 and the $16.3 million that the seller is eligible to receive through “calendar” 2011. Disclose the triggering events for each remaining milestone obligation, reflected in the $16.3 million of additional consideration, and those future periods when you expect these events to occur.

Response:

At September 30, 2010 the potential contingent consideration totaled $16.3 million, comprised of $4.9 million associated with achievement of a revenue milestone and $11.4 million associated with the achievement of various project milestones as shown in the following table.
9924 West 74th Street Eden Prairie, MN 55344 phone 952-500-7000 fax 952-500-7001 www.surmodics.com

United States Securities and Exchange Commission
May 26, 2011

Future Milestone Events as of September 30, 2010
($ in millions)

Milestone event	$ amount	Final measurement date
Revenue milestone
Achievement of cumulative revenue of $56.7 million for the period beginning on July 1, 2007 through December 31, 2010	$4.9	December 31, 2010

Project milestones
First occurrence of a commercial sale milestone	1.3	December 31, 2011
First three occurrences of a Phase II clinical trial milestone ($0.75 million per occurrence)	2.3	December 31, 2010
First occurrence of a Phase III clinical trial milestone; amount paid is $3.35 million if completed by December 31, 2010 with the amount decreasing to $1.675 million if completed between January 1 and December 31, 2011	3.4	December 31, 2011
First seven occurrences of a license milestone (one occurred prior to September 30, 2010 leaving six remaining at $0.75 million per occurrence)	4.5	December 31, 2010

Grand total	$16.3

In preparation of our Form 10-K for the fiscal year ended September 30, 2010, management had knowledge of the signing of a license agreement (a project milestone) in the first quarter of fiscal 2011 and believed the revenue milestone would be achieved sometime within fiscal 2011, such that payment of $5.7 million in contingent consideration was likely in fiscal 2011. Accordingly, the Company disclosed this amount on page 43 of our Form 10-K.

In preparation of our Form 10-Q (the “First Quarter 10-Q”), and updated in our Form 10-Q/A, for the quarterly period ended December 31, 2010, management reduced the $16.3 million contingent consideration obligation by $13.4 million to $2.9 million as shown in the following reconciliation.
Reconciliation of Change in Contingent Consideration
($ in millions)

Contingent consideration obligation at September 30, 2010	$16.3
Achievement of revenue milestone and one license milestone as of December 31, 2010	(5.7)
Expiration of :
First three occurrences of a Phase II clinical trial milestone	(2.3)
Five remaining occurrences of a license milestone	(3.8)
Reduction of payment amount associated with the first occurrence of a Phase III clinical trial milestone for non-achievement by December 31, 2010	(1.7)

Contingent consideration obligation at December 31, 2010	$2.9

In future filings we will continue to assess whether a milestone event was achieved and recognize the event in our financial statements. If milestone events have not been achieved we will continue to disclose the potential contingent consideration obligation as well as the measurement end date of December 31, 2011. While we believe it is unlikely the remaining project milestones will be achieved at this time, we are unable

United States Securities and Exchange Commission
May 26, 2011

to estimate with any degree of precision whether and in what future period the remaining milestones could be achieved.

2. In the Form 8-K filed on April 27, 2011, you identify an additional $4.9 million milestone obligation that should have been recognized in the quarter ended December 31, 2010. Please disclose the events that triggered this additional $4.9 million milestone obligation at December 31, 2010 and explain to us why this obligation was not identified during the preparation of your Form 10-Q for the quarter ended December 31, 2010.

Response:

The $4.9 million milestone obligation was associated with the achievement of a specified level of cumulative revenue of SurModics Pharmaceuticals, Inc. (“SurModics Pharma”) during the applicable measurement period (i.e., July 1, 2007 through December 31, 2010). In calculating the cumulative revenue of SurModics Pharma as of December 31, 2010, the Company originally determined that this milestone obligation had not been achieved. This determination was based on the Company’s view that revenue received from customer programs that were acquired from PR Pharmaceuticals, Inc. (“PR Pharma”)[1] should not be included in the calculation of cumulative revenue of SurModics Pharma because the revenue from those programs was not derived from products or services incorporating the technology acquired as part of the SurModics Pharma acquisition in July 2007.

After filing its First Quarter 10-Q, the Company determined that the revenue received from the PR Pharma customer programs should, in fact, be included in the calculation of cumulative revenue of SurModics Pharma. Based on this determination, the Company recalculated the cumulative revenue of SurModics Pharma as of December 31, 2010, and determined that the $4.9 million milestone obligation had been achieved as of December 31, 2010.

3. In view of reporting the error in your Form 8-K filed on April 27, 2011, please tell us the current status of your efforts to pursue strategic alternatives for the Pharmaceuticals business.

Response:

The Company continues to make progress in its efforts to pursue strategic alternatives for the SurModics Pharma business, including a potential sale of that business. To date, the Company has had meaningful conversations with a number of interested parties. The error disclosed in the Company’s Form 8-K on April 27, 2011, has not affected to the Company’s knowledge, and is not expected to affect, the consideration of strategic alternatives, which the Company expects to conclude by the end of calendar year 2011.

As requested in the Staff’s comment letter, the Company makes the acknowledgement that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[1]	In November 2008, the Company acquired a portfolio of intellectual property and collaborative drug delivery customer programs from PR Pharmaceuticals, Inc. The intellectual property and customer programs acquired from PR Pharma complemented and enhanced the existing portfolio of drug delivery capabilities in existence at SurModics Pharma. Upon the acquisition of these assets from PR Pharma, they were transferred to SurModics Pharma and the Company recognized license fee and research and development revenue from those assets.

United States Securities and Exchange Commission
May 26, 2011

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this letter, or if you require additional information, please contact me by telephone at (952) 500-7015 or by fax at (952) 500-7021.

Very truly yours, SurModics, Inc.
/s/ Philip D. Ankeny
Philip D. Ankeny
Senior Vice President and Chief Financial Officer

cc:	Gary R. Maharaj, SurModics, Inc. Bryan K. Phillips, SurModics, Inc. Mark A. Lehman, SurModics, Inc. Adam Krasnoff, Deloitte & Touche, LLP Douglas Long, Faegre & Benson LLP